Exhibit 99.1

Glass House Brands Announces the Departure of Jamin Horn, General Counsel & Corporate Secretary

LONG BEACH, CA and TORONTO, JUNE 7, 2022 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that effective June 3, 2022, General Counsel & Corporate Secretary Jamin Horn resigned his roles at Glass House to take a position as Legal Counsel for Triumph Labs, Inc. a VC-backed Fintech company located in San Francisco, California. In anticipation of Mr. Horn’s departure, several highly-skilled candidates were identified and are being vetted. Prior to the appointment of Jamin’s successor, his responsibilities will be covered by external counsel and the Company’s internal legal resources. Jamin has agreed to provide transition support until his duties are assumed by his replacement.

"Jamin has had a tremendous impact on our business,” said Kyle Kazan, Chairman and Chief Executive Officer of Glass House. “Joining us in June of 2020, he spearheaded the upstreaming of our many business entities into a single parent, as we prepared to be acquired by Mercer Park Brand Acquisition Corp. and listed on the Neo Exchange via the de-SPAC process. He is a gifted lawyer with a deep understanding of financial markets, in particular the pre- and post- listing process and related regulations. We owe him a deep debt of gratitude for his expert advice and for his tireless work on the Company’s behalf; and we wish him the best possible good fortune in his new role,”

“In the space of the last two years, we completed a go-public transaction, the development of a rapidly growing retail footprint that is expected to triple the number of operating stores1 including obtaining two new competitive licenses in high-value locations, the acquisition of the PLUS brand2, and the acquisition, financing and conversion of the SoCal Facility. With Jamin’s help, the Company has become one of the largest operators in California and is positioned to become one of the largest greenhouse-based cannabis cultivators in the world, ready to take full advantage of potential future state or national regulatory changes. As part of this growth, Jamin piloted the Company’s development of sophisticated and efficient internal compliance, licensing, and commercial legal functions that will continue to bring value to the Company. Simply put, he laid the legal and structural building blocks that will allow our organization to grow and prosper. Furthermore, he moved from his lifelong home of Northern California to join us in Southern California and I’m thrilled for him that this move will essentially allow him to return home.”

Footnotes and Sources:

1.	Definitive documents have been signed and the acquisition is in the process of closing. For more information, see: https://ir.glasshousebrands.com/release/?Glass-House-Brands-to-Acquire-Three-Natural-Healing-Center-Dispensaries-id- 122526
2.	For more information, see: https://ir.glasshousebrands.com/release/?Glass-House-Brands-Completes-Acquisition-of- PLUS-a-Leading-California-Edibles-Brand-id-122524

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, prior to the appointment of Jamin Horn’s successor, his responsibilities will be covered by external counsel and the Company’s internal legal resources; Jamin Horn will provide transition support until his duties are assumed by his replacement; the Company’s rapidly growing retail footprint is expected to triple the number of operating stores; the Company is positioned to become one of the largest greenhouse-based cannabis cultivators in the world, ready to take full advantage of potential future state or national regulatory changes; that the development of sophisticated and efficient internal compliance, licensing, and commercial legal functions will continue to bring value to the Company; and the Company’s vision to produce outstanding cannabis products, produced sustainably. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including that the Company is unable to find a suitable successor to Mr. Horn; that Mr. Horn is unable to provide transitional support as well as those risks disclosed in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward- looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

mvendetti@glasshousegroup.com